[SOUTHERN IOWA BIOENERGY LLC LETTERHEAD]
May 1, 2006
U.S. Securities & Exchange Commission
Attn: H. Christopher Owings
100 F Street, NE
Washington, D.C. 20549

Re:	Southern Iowa BioEngery LLC
Registration Statement on Form SB-2
Filed February 10, 2006
File No. 333-131775
Dear Mr. Owings:
We are in receipt of your letter dated April 26, 2006 providing comments to Amendment No. 1 to Registration Statement on Form SB-2 filed April 14, 2006. The purpose of this letter is to provide our responses to your comments. In order to facilitate your review of our responses in the corresponding revisions to our registration statement, set forth below are each of your comments in the same order as in your letter immediately followed by our responses. Also enclosed for your review and in connection with our responses to your comments is Pre-Effective Amendment No. 2 to Form SB-2, which has been redlined to mark our changes and updates.
Cover Page of Prospectus
     1. We note the revisions to the cover page in response to our comments. While retaining the essence of these key disclosures, please revise as necessary to ensure that your cover page does not exceed one page in length. Refer to Item 501(a) of Regulation S-B. Please consider eliminating the redundant disclosures regarding the issuer at the top of the cover page and in the first paragraph and the minimum investment info that appears at the top and in the second paragraph of the text that appears on the cover page. Please also consider moving the Item 501(a)(10)(iv) language so that it appears vertically along the left column of the cover.
     Response: The prospectus has been revised as suggested.
     2. We note your response to comment 5 of our letter dated March 9, 2006. Further, we note that in the event that you raise the minimum amount before the end of one year after the effective date of the registration statement, you may continue to sell up to the maximum number of units. Please disclose here and throughout your filing, the termination date by which you intend to sell the maximum number of units.
     Response: The prospectus has been revised as suggested.

Determination of Offering Price, page 18
     3. We note your response to comment 16 from our letter dated March 9, 2006. Further, we note that you cite the following factors in determining the offering price; please revise to further quantify the factors:
•	Your estimate of capital and expense requirements;

•	Your cost of capital analysis and debt to equity ratios;

•	Additional administrative expense such as the cost of increased unit trading;

•	The dilution impact; and

•	Your recent private placement.
Response: The prospectus has been revised as suggested.
Dilution, page 18
     4. We considered your response to comment 17 from our letter dated March 9, 2006. In your response, you state that the dilution table and capitalization table have been revised to reflect offering proceeds net of estimated offering expenses. However, the third paragraph of the dilution section and footnote (1) to your capitalization table on page 19 state amounts that are not net of offering expenses. Please revise.
     Response: The prospectus has been revised as suggested.
Management’s Discussion and Analysis..., page 21
     5. We reissue comments 20 and 28 from our letter dated March 9, 2006. Please substantially revise to describe the material steps you have taken and the events or steps required in order to complete the biodiesel plant and to generate revenues. Please also address material risks, conditions or contingencies to the achievement of those steps and the funds needed for each step in your plan. Please also revise your timetable to indicate when each phase will begin and be completed. For example, what phase are you currently in and how does each phase differ? When will you definitively decide on the site location and what is keeping you from making the decision at this time? It appears essential to enter a contract with REG to beginning the design and construction of the plant. What are the contingencies that are keeping you from entering into a contract at this time? Finally, please include further detail regarding how you spent or intend to spend the $999,665 raised in your private offering.
     Response: The prospectus has been revised as suggested.
Description of Business, page 33
     6. We note your response to comment 25 from our letter dated March 9, 2006. We are unable to find your supporting source documentation for your statement on page 40 that the “National Biodiesel Board estimates that the current biodiesel production capacity is about 180 million gallons per year; however, many plants do not currently operate at full capacity.

Capacity is expected to increase by at least 100 million gallons between May 2005 and May 2006.” Also, on page 33 we note your statement that biodiesel only provides 80 million gallons to the market. The materials you provided to us indicate that this number should be 75 million. Please revise or advise.
     Response: We have included supporting documentation for the comment above. In addition, The prospectus has been revised as suggested.
Management and Operational Services Agreement, page 51
     7. We note that West Central Cooperative will manage the plant. Please revise to include the information described in Item 401, 402 and 404 of Regulation S-B with respect to West Central Cooperative.
     Response: The prospectus has been revised as suggested.
Certain Relationship and Related Party Transactions, page 58
     8. We note your response to comment 32 of our letter dated March 9, 2006. We further note the revisions to the prospectus that provide greater detail concerning payments made to date to each of REG and West Central Cooperative, future payment arrangements to these entities and the nature of your affiliation with West Central. Nevertheless, please revise this section of your prospectus to briefly reflect this information. Finally, we reissue the last part of previous comment 32, requesting that you identify any common officers, directors or beneficial owners between you and each of REG and West Central.
     Response: The prospectus has been revised as suggested.
Plan of Distribution, page 59
     9. We reissue comment 35 from our letter dated March 9, 2006. We note that under the terms of your escrow agreement you may invest the proceeds in common funds or mutual funds that primarily invest in U.S. government instruments or similar instruments, but that also, to a lesser extent, could invest in other instruments like corporate equity or debt securities. Please note that money market funds, corporate equity or debt securities such as common funds and mutual funds, and repurchase agreements are not permissible investments within the meaning of Rule 15c2-4. Refer to Question 13 in the SEC Staff Interpretation of Rule 15c2-4, NASD Notice to Members, 84-7 for guidance.
     Response: We have amended the Escrow Agreement and Exhibit 4.3 as suggested.
Other Expenses of Issuance and Distribution, page II-2
     10. We considered your response to comment 38 from our letter dated March 9, 2006. In general, advertising expenses cannot be specifically attributed to an offering since there is no way to separate the impact of advertising the offering from the general increase in awareness of a company and its products that arises from advertising and marketing activities. Please revise your table to remove the $50,000 in estimated advertising expenses. Please also revise your table to remove all consulting expenses related to advertising. To the extent that incurred advertising costs have been reflected as deferred offering costs in your financial statements you should revise your financial statements to reflect incurred advertising costs as an expense.
     Response: The prospectus has been revised as suggested. There are no advertising costs that have been reflected as deferred offering costs in the financial statements.
Exhibit 5.1
     11. We note your response to comment 41 of our letter dated March 9, 2006. It appears that your counsel’s opinion states that they examined the laws of the State of Iowa as they deemed advisable or necessary in rendering their opinion. However, it does not appear that your counsel’s opinion concludes that the membership units will be validly issues, duly authorized, full paid and non-assessable when issues under the corporate laws of the State of Iowa. Please revise or advise.
     Response: The opinion letter has been revised as suggested.
Other Non-Substantive Revisions
In addition to the above-described updates, we also made numerous minor formatting, grammar-related, and/or typographical revisions, none of which altered the substance of our registration statement.

Sincerely,

/s/ William T. Higdon

William T. Higdon, President
Enclosures